August 14, 2015

VIA EDGAR

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Edge Therapeutics, Inc.
Amendment No. 5 to Confidential Draft Registration Statement on Form S-1 submitted on May 20, 2015 (File No. 377-00526)

Dear Mr. Riedler:

On behalf of Edge Therapeutics, Inc. (the “Company”), set forth below is the Company’s response to the comment letter provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to the Company dated June 10, 2015, regarding the Amendment No. 5 to the Company’s Confidential Draft Registration Statement on Form S-1 (File No. 377-00526) (the “Confidential Submission”) that the Company submitted on May 20, 2015 and the prospectus included therein.

We describe below the changes that we have made in response to the Staff’s comments in the Registration Statement on Form S-1 (the “Registration Statement”) that the Company filed on the date hereof. For your convenience, the Staff’s comments are numbered and presented in bold-faced type below, and each comment is followed by the Company’s proposed response. The Company will also provide the Staff courtesy copies of the Registration Statement as-filed and marked to reflect the changes from the Confidential Submission. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Confidential Submission, and page references in the responses refer to the Registration Statement.

General, page 117

1.	You state on page 117 that the issued Series C, C-1 and C-2 preferred stock will convert with an offering of at least $40 million and a price per share of no less than $5.25 per share. On page 8 you state the preferred stock will convert prior to the consummation of the offering. Please clarify under what circumstances the preferred stock will convert. If the conversion is contingent on minimum offering proceeds and offering price, tell us why you believe assuming conversion will occur immediately prior to the consummation of the offering is appropriate given the contingencies relating to the conversion.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 8 to conform to the disclosure found on page 117. The Company further advises the Staff that the shares of Series C, C-1 and C-2 preferred stock will automatically convert upon the occurrence of an underwritten public offering of at least $40,000,000 at a price per share not less than $5.25 per share. Given that the conversion of our preferred stock is contingent on the minimum offering proceeds and offering price discussed in the Registration Statement, the Company would not move forward with the offering in the event that such contingencies are not met.

August 14, 2015

Valuation of Common Stock as of January 5, 2015, page 59

2.	Please clarify here and in your discussion of the valuation of common stock as of March 31, 2015 on page 60 where the enterprise value has been presented or revise your disclosure accordingly.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 61-62 to more clearly present the enterprise value of the Company.

Business

Discovery Program, page 83

3.	We note your disclosure regarding your research and discovery collaboration with St. Michael’s Hospital. Please expand your disclosure to include a discussion of the material terms of your agreement with St. Michael’s Hospital. In your description of the agreement, you should specifically identify:

•	Nature and scope of any intellectual property transferred if the agreement involves a license;

•	Each parties significant rights and obligations;

•	Duration of agreement and royalty term, if applicable

•	Termination provisions;

•	Any material investment features or share purchases; and

•	Payment provisions, which may include one or more of the following, to the extent material:

o	Up-front or execution payments received or paid;

o	Aggregate amounts paid or received to date under agreement;

o	Aggregate future potential milestone payments to be paid or received;

o	Royalty rates; and

o	Profit or revenue-sharing provisions.

In addition, please file the agreement as an exhibit to your registration statement, as required under 601(b)(10) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment; however, the Company believes that while the research and collaboration agreement with St. Michael’s Hospital (the “Agreement”) could prove to be a material agreement for the Company in the future, it does not believe that the disclosure outlined by the Staff above or its filing as an exhibit pursuant to Item 601(b)(10) of Regulation S-K is currently warranted for the following reasons. The Company respectfully advises the Staff that the Agreement was entered into in the ordinary course of business, ordinarily accompanies the kind of business conducted by the Company as a clinical stage biotechnology company, is and is for the foreseeable future expected to be immaterial in amount and significance and the Company’s business is not, and is not for the foreseeable future, expected to be substantially dependent on the Agreement. Further, pursuant to the Agreement, all that the Company has agreed to is the funding of a research project to be designed by St. Michael’s Hospital relating to identification of candidate compounds for treating acute neurological conditions. The Agreement does not involve a license or other agreement relating to any intellectual property for any of the Company’s lead product candidates or any product candidate upon which the Company’s business materially depends. The research project under the Agreement has only recently begun and is still in its initial stages. There have been no results or intellectual property produced as a result of this arrangement, nor have there been any royalty or milestone payments made by the Company to date. Further, the amount of the actual funding the Company has provided to St. Michael’s Hospital to date totals $60,000, an immaterial amount by the Company’s standards. Finally there is no guarantee that the intellectual property, if any, produced from this arrangement will be at all material or even beneficial to the Company’s business. The Company has revised its disclosure on page 86 to provide a more balanced description of the arrangement and present the agreement with St. Michael’s as being in its infancy stages, and not one material to the Company’s operations currently or for the foreseeable future.

August 14, 2015

* * * * * * *

If you have any questions, or if you require additional information, please do not hesitate to contact me at (212) 698-3616.

Sincerely,

/s/ David S. Rosenthal

David S. Rosenthal

Cc:	Alla Berenshteyn
Daniel Greenspan

Brian A. Leuthner
Edge Therapeutics, Inc.

Mitchell S. Bloom
Arthur R. McGivern
Goodwin Procter LLP